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                                                                      EXHIBIT 12

                                   AVNET, INC.
               COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES


                                                         Fiscal year ended
                                -----------------------------------------------------------------
                                   June 28,      June 27,     June 26,       July 2,     June 30,
                                    1996          1997         1998(1)       1999(2)     2000(3)
                                    ----          ----         -------       -------     --------
                                                   (Dollar amounts in thousands)
Income before
  income taxes ...........        $325,039      $313,419      $267,346      $375,291     $254,531
Add fixed charges ........          33,441        33,766        48,982        61,768       96,915
                                  --------      --------      --------      --------     --------
Income as adjusted .......        $358,480      $347,185      $316,328      $437,059     $351,446
                                  ========      ========      ========      ========     ========
Fixed charges:
  Interest on indebtedness        $ 25,916      $ 26,076      $ 39,988      $ 52,096     $ 84,328
  Amortization of
    debt expense .........             149           165           252           449        1,125
  Rents:
   Portion of rents
     representative of the
     interest factor .....           7,376         7,525         8,742         9,223       11,462
                                  --------      --------      --------      --------     --------
Total fixed charges ......        $ 33,441      $ 33,766      $ 48,982      $ 61,768     $ 96,915
                                  ========      ========      ========      ========     ========
Ratio of earnings to
 fixed charges ...........            10.7          10.3           6.5           7.1          3.6
                                  ========      ========      ========      ========     ========

Notes:

(1) Income before income taxes for the fiscal year ended June 26, 1998, includes (a) the gain on the sale of Channel Master amounting to $33.8 million, (b) costs relating to the divestiture of Avnet Industrial, the closure of Avnet's corporate headquarters in Great Neck, New York, and the loss on the sale of Avnet-owned real estate, amounting to $13.3 million in the aggregate, and (c) incremental special charges associated principally with the reorganization of Avnet's Electronic Marketing group amounting to $35.4 million. Had such one-time items (amounting to $14.9 million pre-tax, net) not been included, the ratio of earnings to fixed charges for the year ended June 26, 1998 would have been 6.8 on a pro forma basis.

(2) Income before income taxes for the fiscal year ended July 2, 1999, includes (a) incremental special charges associated primarily with the reorganization of the European portion of Avnet's Electronics Marketing group, amounting to $26.5 million, and (b) the net gain from the sale of Allied Electronics amounting to $252.3 million, offset in part by charges of $42.8 million recorded in connection with the intended disposition of the Avnet Setron catalog operation in Germany. Had such one-time items (amounting to $183.0 million pre-tax, net) not been included, the ratio of earnings to fixed charges for the year ended July 2, 1999 would have been 4.1 on a pro forma basis.

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(3)      Income before income taxes for the fiscal year ended June 30, 2000, includes incremental special charges associated with (a) the reorganization of Avnet's Electronics Marketing European operations amounting to $9.2 million, consisting primarily of costs related to the centralization of warehousing operations, (b) the integration of acquired businesses into Avnet amounting to $31.7 million, (c) the reorganization of Avnet's Electronics Marketing Asian operations amounting to $5.4 million, and (d) costs incurred in connection with Avnet's lawsuit against Wyle Laboratories, Inc. and certain individuals amounting to $2.7 million. Had such one-time items (amounting to $49.0 million pre-tax) not been included, the ratio of earnings to fixed charges for the year ended June 30, 2000 would have been 4.1 on a pro forma basis.